

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

L. Kian Granmayeh
Chief Financial Officer
Carriage Services, Inc.
3040 Post Oak Boulevard , Suite 300
Houston, Texas, 77056

> **Re: Carriage Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-11961**

Dear L. Kian Granmayeh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services